FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of fiscal year to which the Annual Report relates: March 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Tom Clark

Consul General of Canada

466 Lexington Avenue, 20th Floor

New York, New York 10017

Copies to

Jason Lehner	Ministry of Finance
Shearman & Sterling LLP	Provincial Treasury
199 Bay Street	Debt Management Branch
Commerce Court West	620 Superior Street
Suite 4405, P.O. Box 247	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario	Victoria, British Columbia
Canada M5L 1E8	Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the "Annual Report") for the fiscal year ended March 31, 2022 on Form 18-K as set forth below:

The following additional exhibits are added to the Annual Report:

Exhibit 99.10	Public Accounts, Ministry of Finance, Office of the Comptroller General (For the Fiscal Year Ended March 31, 2023)

Exhibit 99.11	2023 British Columbia Financial and Economic Review (83rd Edition, April 2022 – March 2023)

Exhibit 99.12	First Quarterly Report, September 2023, Fiscal Plan Update 2023/24 – 2025/26, 2023/24 Economic Outlook and Financial Forecast & Three Month Results April – June 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 28th day of September, 2023.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ Sam Myers
Name:	Sam Myers
Title:	Executive Director,
Debt Management Branch
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.10	Public Accounts, Ministry of Finance, Office of the Comptroller General (For the Fiscal Year Ended March 31, 2023)

Exhibit 99.11	2023 British Columbia Financial and Economic Review (83rd Edition, April 2022 – March 2023)

Exhibit 99.12	First Quarterly Report, September 2023, Fiscal Plan Update 2023/24 – 2025/26, 2023/24 Economic Outlook and Financial Forecast & Three Month Results April – June 2023

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